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12012990

S
COMMISSION
549

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SEC FILE NUMBER	
8	50776

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.C. ANDERSEN PARTNERS CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 PARK AVENUE, 7TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS MCCLURE 212-842-1611
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name - *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DOUGLAS MCCLURE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.C. ANDERSEN PARTNERS CAPITAL, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas T. McClure
Signature

PARTNER
Title

Tania Malave
Notary Public

TANIA MALAVE
Notary Public, State of New York
No. 01MA6205864
Qualified in New York County
Commission Expires May 11, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.C. Andersen Partners Capital, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

G.C. Andersen Partners Capital, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2011

G.C. ANDERSEN PARTNERS CAPITAL, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants

To the Member
G.C. Andersen Partners Capital, LLC

We have audited the accompanying statement of financial condition of G.C. Andersen Partners Capital, LLC (A Wholly-Owned Subsidiary of G.C. Andersen Partners, LLC and A Limited Liability Company) as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.C. Andersen Partners Capital, LLC as of December 31, 2011, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2012

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 112,721
Accounts receivable	190,305
Prepaid expenses	6,436
Total	$ 309,462

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses	$ 30,415
Member's equity	279,047
Total	$ 309,462

See Notes to Financial Statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

Revenues:	
Fees	$ 2,973,739
	2,973,739
Operating expenses:	
Management advisory fees	2,594,454
Salaries	33,000
Professional fees	76,650
Rent	12,000
Filing and registration fees	19,847
Telephone	4,922
Miscellaneous expenses	1,607
Total expenses	2,742,480
Net income	$ 231,259

See Notes to Financial Statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

Member's equity, beginning of year	$ 47,788
Net income	231,259
Member's equity, end of year	$ 279,047

See Notes to Financial Statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Operating activities:	
Net income	$ 231,259
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(190,305)
Due from related party	2,500
Prepaid expenses	158
Due to related party	(194,590)
Accrued expenses	13,277
Net cash used in operating activities and net decrease in cash	(137,701)
Cash, beginning of year	250,422
Cash, end of year	$ 112,721

See Notes to Financial Statements.

Note 1 - Organization and business:

G.C. Andersen Partners Capital, LLC (the "Company") is a wholly-owned subsidiary of G.C. Andersen Partners, LLC ("GCAP") (the "Parent"). The Company was organized on July 28, 2005 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is based on the relevant state law. The Company renders financial advisory services to selected clients with respect to capital raising, business restructurings and other financial services.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The capital raising and financial restructuring advisory fees are recognized at the closing of the respective transactions. In providing these services, the Company incurs expenses on behalf of its clients that are reimbursed as per the terms of the engagement.

Note 2 - Significant accounting policies (concluded):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on review of current credit considerations and the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. Management determined that no allowance for doubtful accounts was necessary at December 31, 2011.

Income taxes:

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and is thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction.

The Company has no unrecognized tax benefits at December 31, 2011.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 3 - Concentration of credit risk:

The Company maintains its cash accounts in a commercial bank. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2011, the Company had no cash balances in excess of Federally insured limits.

Note 4 - Related party transactions:

Administration fees:

For the year ended December 31, 2011, the Parent charged the Company $48,000 of fees which represents allocated salaries, rent, and communication expenses, which are classified as such on the statement of operations. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors.

Management advisory fees:

During the year ended December 31, 2011, the Company incurred management advisory fees of $2,594,454 charged by the Parent. As of December 31, 2011, there were no fees payable to the Parent.

Note 5 - Major customers:

For the year ended December 31, 2011, one customer accounted for 87% of the Company's total fees.

Note 6 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $82,306 which was $77,306 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .3695 to 1.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

Total member's equity	$	279,047
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		(190,305)
Prepaid expenses		(6,436)
Net capital	$	82,306
Computation of basic net capital requirement:		
Minimum net capital requirement, greater of 6-2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	77,306
Excess net capital at 1,000%	$	76,306
Aggregate indebtedness - total liabilities	$	30,415
Ratio: Aggregate indebtedness to net capital		.3695 to 1

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

See Report of Independent Public Accountants.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2011 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2011 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Member
G.C. Andersen Partners Capital, LLC

In planning and performing our audit of the financial statements of G.C. Andersen Partners Capital, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 27, 2012

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Independent Member of Nexia International
www.jhcohn.com